UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 18, 2021

(Date of Report (Date of earliest event reported))

Fundrise eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisitions

Saltbox, Inc. Corporate Investments

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1,000,000 which is the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). The Saltbox Investment Controlled Subsidiary used the proceeds of the Saltbox Investment to invest in Saltbox, Inc. through a Simple Agreement for Future Equity. The Saltbox Investment was funded with proceeds from our Offering.

On October 21, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”). The Saltbox Warrants Controlled Subsidiary concurrently acquired warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). The Saltbox Warrants were granted to us to incentivize performance under the larger Fundrise - Saltbox real estate partnership discussed below.

On or about March 8, 2022, we sent a letter to investors further describing our new real estate partnership with Saltbox. A copy of that investor letter is attached hereto as Exhibit 15.

Exhibits

15.1       Investor Letter (March 8, 2022)

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 8, 2022